News Release

CIBC declares dividends

(Toronto, ON – December 2, 2004)(NYSE: BCM, TSX: CM) -CIBC’s board of directors today declared a dividend of 65 cents per share on common shares for the quarter ending January 31, 2005, payable on January 28, 2005 to shareholders of record at the close of business on December 29, 2004.

Class A Preferred Shares

Other dividends per share for the quarter ending January 31, 2005, payable on January 28, 2005 to shareholders of record at the close of business on December 29, 2004, were declared as follows:

Series 18 — $0.343750
Series 19 — $0.309375
Series 20 — US$0.321875
Series 21 — $0.375000
Series 22 — US$0.390625
Series 23 — $0.331250
Series 24 — $0.375000
Series 25 — $0.375000
Series 26 — $0.359375
Series 27 — $0.350000
Series 28 — $0.020000
Series 29 — $0.337500

For further information: Rob McLeod, Senior Director, Communications and Public Affairs, (416) 980-3714 or Kathryn A. Humber, Senior Vice-President of Investor Relations, (416) 980-3341.